November 8, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549

Mail Stop 3720

Attention:	Mr. David R. Humphrey
Ms. Amy Geddes
Ms. Margery Reich
Mr. Nolan McWilliams

Re:	American Defense Systems, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 23, 2011
File No. 001-33888

On behalf of American Defense Systems, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”).

The Company is working with its advisors to file as soon as practical via EDGAR amendments to the Form 10-K and Form 10-Q reflecting the applicable Staff comments.  Concurrently, the Company is preparing its Form 10-Q for the quarterly period ended September 30, 2011 and will incorporate therein the Staff’s comments to the extent applicable.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.  References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require.

Form 10-K for the Year Ended December 31, 2010

General

1.
Please amend your 10-K to include Part III information and tell us why you did not amend your 10-K no later than 120 days after the end of your most recent fiscal year.  Refer to General Instruction G.3 to Form 10-K.

Response:  The Company respectfully advises the Staff that it will amend the Form 10-K to reflect the Staff’s comment.

Securities and Exchange Commission
November 8, 2011

Item 1A. Risk Factors, page 14

2.
Please confirm that in future filings you will remove the last sentence of the introductory paragraph.  Only material risks should be discussed in the risk factors.  If a risk is not deemed material, it should not be referenced here.

Response:  The Company confirms to the Staff that in future filings it will remove the last sentence of the introductory paragraph.

Management’s Discussion and Analysis, page 7

Liquidity and Capital Resources, page 23

3.
Please expand your presentation, here and in future documents as applicable, to describe how cash flows from discontinued operations are reported in the cash flow statement.  Quantify these cash flows as they have not been separately presented in that statement.  Finally, describe how the absence of these cash flows is expected to affect future liquidity and capital resources.

Response:  The Company confirms to the Staff that here and in future filings it will expand its presentation to describe how cash flows from discontinued operations are reported in the cash flow statement in accordance with the Staff’s comment.

Cost of Revenues and Operating Expenses, page 28

4.
In future filings, please expand your analysis of the cost cutting measures you are undertaking with respect to sales and marketing, general and administrative, and general and administrative salaries.

Response: The Company confirms to the Staff that in future filings it will expand its analysis of the cost cutting measures it is undertaking with respect to sales and marketing, general and administrative, and general and administrative salaries.

Consolidated Results of Operations, page 31

5.
We note your revenues in 2010 declined 13.9% compared to 2009 primarily because of reduced government spending.  In light of the last risk factor on page 14 and your substantial dependence on sales to the Department of Defense, in future filings please expand your analysis of this material trend.

Response:  The Company confirms to the Staff that in future filings it will expand its analysis of changes in revenue with respect to sales to the Department of Defense.

Securities and Exchange Commission
November 8, 2011

Consolidated Financial Statements

General
6.
As the result of the subsequent events disclosed in Note 12, it appears that you are subject to the disclosure requirements of ASC 360-10-45-13.  Given the significance of the assets of APSG relative to total assets as of December 31, 2010, please expand your disclosures to more fully comply with the disclosure requirements of ASC 205-20-50-1(a).  Specifically, please quantify the carrying amounts of the major classes of assets and liabilities included as part of the disposal group in your financial statement footnotes.

Response:  The Company respectfully advises the Staff that it will amend the Form 10-K to reflect the Staff’s comment.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page F-11
7.
We note from your disclosure on page F-8 that the assets of American Anti-Ram were acquired during 2008, and that these assets were assigned to APSG.  We also note that the value of your indefinite-lived intangible assets has increased from December 31, 2009 to December 31, 2010.  Please tell us the nature of and reasons for this increase.  We may have further comment on your response.

Response:  The Company respectfully advises the Staff that the increase in the value of the Company’s indefinite-lived intangible assets was due to the accrual of contingent payments to the seller under the asset purchase agreement based upon a percentage of the sale of certain American Anti-Ram products.

Loss Per Share, page F-12
8.
Please revise your footnote to the table describing the change in conversion price to indicate that the change in conversion price also changed the number of shares into which the Series A shares were convertible; your current disclosure indicates the Series A shares were actually converted into 30,000,000 shares of common stock.

Response:  The Company respectfully advises the Staff that it will amend the Form 10-K to reflect the Staff’s comment.

Note 5 – Commitments and Contingencies

Legal Proceedings, page F-18

Securities and Exchange Commission
November 8, 2011

9.
For each of the first two cases discussed, please revise your disclosure to include everything required by FASB ASC 450-20-50.  Specifically, please include the amount of the contingency recorded in your financial statements, and how such amount was determined.  If you have not recorded any amount in your financial statements related to the contingency, please include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Response:  The Company respectfully advises the Staff that it will amend the Form 10-K in accordance with the Staff’s comment to reflect that an estimate of the range of loss could not be made at that time.

10.
With regard to the Action Group lawsuit, we understand that $1,187,510 has been accrued as a payable as of the balance sheet date.  It appears that the amount of the loss may be as high as $1,246,542 based upon the request for a default judgment by Action Group.  If our understanding is not correct, please advise.

Response:  The Company respectfully advises the Staff that it is correct in its understanding that the amount of the loss may be as high as $1,246,542.

Note 8 – Discontinued Operations, page F-28

11.
Please tell us how you considered the value of the collateral held in escrow against the $1,000,000 note receivable related to the TAG sale in determining the amount of the loss to record during fiscal 2010 and 2009.  Address each of the fiscal periods separately in your response.

Response:  The Company respectfully advises the Staff that in determining the amount of the loss to record during fiscal 2009, the Company took into consideration the value of the collateral that was held as compared to the amount of the note receivable. The collateral consisted of 250,000 shares of common stock held in escrow that were valued based on the stock price of the Company as of the balance sheet date. The collateral also consisted of a commitment by TAG to return certain vehicles in the event that it did not repay the note to ADSI. These vehicles were valued based on the Company’s industry experience and the then-current sale price of similar vehicles. The Company reduced the note receivable to the value of the vehicles and shares in escrow.  During fiscal 2010, facts and circumstances changed and it appeared that the Company would not be able to recover the vehicles. As a result, the Company reduced the note further to equal the fair market value of the common stock alone as described above.

12.
We believe that changes in the carrying value of assets received as consideration in the disposal of a business should generally be classified within continuing operations.  Please discuss the consideration given to SAB Topic 5-Z-5.  Refer to the Interpretive Response to Question 1 thereunder for guidance.  We may have further comments upon review of your response.

Response:  The Company respectfully advises the Staff that the change in the value of the assets received as consideration in connection with TAG should be classified in continuing operations.  However, the Company believes that an amendment for this issue would not be material to the financial statements. The Company believes that the adjustment of the TAG write downs is not material to the financial statements for the following reasons:

Securities and Exchange Commission
November 8, 2011

1.
For the year ended December 31, 2010 and 2009, the Company’s per share loss on continuing operations would be affected by $.01 per share on a current per share loss of $0.18 per share and $0.37 per share, respectively.

2.
For the year ended December 31, 2010, the Company had losses from continuing operations of $8,982,359 and operating expenses of $16,648,336. The Company believes that a $400,000 reclassification from discontinued operations would not have a substantial impact on losses from continuing operations (4% impact) and operating expenses (2% impact)

3.
For the year ended December 31, 2009, the Company had losses from continuing operations of $15,714,816 and operating expenses of $19,152,795. The Company believes that a $575,000 reclassification from discontinued operations would not have a substantial impact on losses from continuing operations (4% impact) and operating expenses (3% impact).

Note 10 – Income Taxes, page F-27

13.	Please tell us and revise your disclosure to indicate the facts and circumstances behind the “change in accounting method” item in your table on page F-28.

Response:  The Company respectfully advises the Staff that the “change in accounting method” item in the table on page F-28 refers to the change in accounting method from the cash to accrual method of accounting for income tax purposes that was required effective for the tax year 2007.  Under IRS section 481(a) the tax effects of this adjustment is recognized over a 4 year period thus creating a deferred tax liability.

The Company also respectfully advises the Staff that it will amend the Form 10-K to reflect the Staff’s comment.

Note 11 – Segment Information, page F-30

14.
We note your disclosure here that goodwill is recorded in the ADSI segment.  We also note your disclosure on page F-11 that indicates the $812,500 goodwill balance relates to the APSG purchase agreement.  It appears the $812,500 should be presented within the APSG segment.  Please revise, as appropriate.

Response:  The Company respectfully advises the Staff that it will amend the Form 10-K to reflect the Staff’s comment.

Securities and Exchange Commission
November 8, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Condensed Consolidated Balance Sheets, pages 3-4
15.
We note from disclosure on page F-11 of your Form 10-K for the year ended December 31, 2010 that the $812,500 of goodwill relates to the APSG purchase agreement.  We also note that such amount appears to have been removed from your accounts during the first quarter, as the March 31, 2011 balance is $0.  Please tell us why you have not presented the $812,500 goodwill balance as part of Assets Held for Sale at December 31, 2010.

Response:  The Company respectfully advises the Staff that upon further review, it has determined that the $812,500 goodwill balance should be presented as part of Assets Held for Sale at December 31, 2010 and will be reflected as such in future filings.

16.
As a related matter, we note from your segment disclosure in Note 11 of your Form 10-K for the year ended December 31, 2010, that assets assigned to your APSG segment total $2,408,431 million at December 31, 2010.  Please tell us how you have determined that assets of $2,555,652 ($1,903,276 current, $652,376 long term) should be classified as held for sale at December 31, 2010.

Response:  The Company respectfully advises the Staff that assets of $2,555,652 classified as held for sale at December 31, 2010 included intercompany receivables between APSG and the Company.  In the APSG segment footnote at December 31, 2010, the receivables were eliminated upon consolidation.

Note 6 – Discontinued Operations, page 17

17.
We note from disclosure on page 18 that you consider the historical net book value of APSG net assets to be $884,302 ($2,555,652 assets less $1,671,350 liabilities) at December 31, 2010.  Per your disclosure in your Condensed Consolidated Statements of Cash Flows on page 6, it appears you have calculated the gain attributable to the sale of APSG to be $2,910,565.  Please describe and numerically illustrate how this gain has been calculated and reconcile these amounts to the fair value attributable to APSG as disclosed on page 18 of $4.4 million.  This reconciliation should include the historical book value of APSG at the transaction date.  The process by which the consideration was allocated should be clearly explained in your response.

Response:  The Company respectfully advises the Staff that on March 22, 2011, the Company sold APSG in exchange for the retirement of the $16,500,000 of redeemable preferred stock liability that was maturing and $1,000,000 in cash for total consideration of $17,500,000. The Company determined that the proceeds should be allocated with a portion to the sale of the subsidiary  and  to the extinguishment of debt. In order to do so the Company first, determined the fair value of APSG on March 22, 2011 by hiring an independent third party appraiser. The Company, based on the appraisal, determined that the fair value of APSG was approximately $4,400,000 and allocated this amount of the total consideration as the selling proceeds for APSG. The net book value of assets on March 22, 2011 was $1,010,820. The net book value was adjusted for the following items totaling $478,615: Goodwill net of settlement of the contingent payable ($660,000) and net intercompany payable ($181,385). As a result, a gain on the sale of subsidiary was recorded for the difference between the fair value of $4,400,000 and the adjusted net book value of $1,489,435. The Company then determined that the remainder of the total consideration received should be applied to the retirement of the redeemable preferred stock liability. As a result proceeds of $13,100,000 were allocated to the extinguishment of debt along with the write off of $313,031 of unamortized deferred financing costs for a gain on extinguishment of $12,786,969. Please see the attached Schedule 1 for the calculations

Securities and Exchange Commission
November 8, 2011

18.	Please tell us how you determined APSG’s fair value of $4.4 million at March 22, 2011.

Response:  The Company respectfully advises the Staff that it engaged an independent third party appraisal firm to provide a determination of APSG’s fair value.

19.	Please explain, in greater detail, why the valuation of the related option agreement was considered to be immaterial.

Response:  The Company respectfully advises the Staff that the valuation of the related option agreement was considered to be immaterial due to several factors.  The Company had been experiencing severe cash flow constraints over the last year. In order for the Company to exercise the $15,500,000 exercise price of the option it would need to obtain sufficient financing to buy back APSG within the six month period.  The Company had tried unsuccessfully to raise funds to “take out” the preferred stock as well as to raise significantly smaller amounts of capital over the past year.  The Company believed, based on its past fund raising efforts as well as its prospects of raising capital over the next six months that it is remote that it could raise capital and exercise the option prior to its expiration. Additionally The Company looked at  the difference between the fair value of APSG ($4.4M) and the exercise price  of the  APSG option ($15.5M) and determined that a reasonable investor would not exercise such an option that was so significantly “underwater”. Based on this consideration the Company determined that the option had little to no value.

Exhibits 31.1 and 31.2

20.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:  The Company confirms that in future filings it will revise the beginning of the certifications so as not to include the individual’s title.

**************

As per your instructions in your letter of comments, the Company acknowledges that:

Securities and Exchange Commission
November 8, 2011

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (202) 799-4208 if you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Sincerely,

/s/ Jeffrey R. Houle

DLA Piper LLP (US)

cc: American Defense Systems, Inc.

SCHEDULE 1

CALCULATIONS RESPONSIVE TO QUESTION 17 (Note 6 – Discontinued Operations, page 17)

			Gain on Sale	Gain on
		Total	of APSG	Redemption PS
Date	Description		Debit (Credit)
	Basis
3/22/2011	Write-off Amount Due from APSG (Intercompany Balance)	204,242.74	204,242.74
3/22/2011	Write-off Goodwill $812,500 net of $152,500 Contingent Liability from APSG Acquisition	660,000.00	660,000.00
3/22/2011	Write-off Deferred Financing Costs @ 3/22/11 (Related to APSG Acquisition)	313,031.08		313,031.08

3/31/2011	Write-off Accounts Payable Due to APSG	(385,627.95)	(385,627.95)

3/31/2011	Book Value of APSG @ 3/22/2011	1,010,819.91	1,010,819.91

		1,802,465.78	1,489,434.70	313,031.08

	Consideration:

	cash	1,000,000.00

	Redemption value of PS on 3/22/11	16,500,000.00

	Total	17,500,000.00	4,400,000.00	13,100,000.00

	Gains	15,697,534.22	2,910,565.30	12,786,968.92